

18008682

~~SECURITIES AND EXCHANGE COMMISSION~~
~~Washington, D.C. 20549~~

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-21242

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 AND ENDING 06/30/18
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William C. Burnside & Co., Inc

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

111 N Vermilion
                              (No. and Street)

Danville	IL	61832
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA

(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct	Lafayette	IN	47909
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Bruce R. Lindahl_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___William C. Burnside & Co., Inc._____ , as of ___June 30_____ , 20_18___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

SUSAN JANE STRAWSER
"OFFICIAL SEAL"
My Commission Expires
May 04, 2019

Bruce R Lindahl
Signature

Aug 27, 2018
Title

Susan Strawser
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WILLIAM C. BURNSIDE & COMPANY, INC.

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
William C. Burnside & Company, Inc.
Danville, Illinois

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of William C. Burnside & Company, Inc., as of June 30, 2018, the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of William C. Burnside & Company, Inc. as of June 30, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of William C. Burnside & Company, Inc.'s management. My responsibility is to express an opinion on William C. Burnside & Company, Inc.'s financial statements based on our audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to William C. Burnside & Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule of Computation of Net Capital Requirement Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of William C. Burnside & Company, Inc.'s financial statements. The supplemental information is the responsibility of William C. Burnside & Company, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule of Computation of Net Capital Requirement Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

WILLIAM C. BURNSIDE & COMPANY, INC.

Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
July 23, 2018

WILLIAM C. BURNSIDE & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2018

ASSETS

CURRENT ASSETS

Cash	$	44,302
Cash with clearing organization		10,271
TOTAL CASH		54,573
Certificate of deposit with clearing organization		89,875
Prepaid expenses		6,586
TOTAL CURRENT ASSETS		151,034

PROPERTY AND EQUIPMENT

Property and equipment, net of accumulated depreciation of $55,028	-

OTHER ASSETS

Investment in subsidiary	5,000
TOTAL OTHER ASSETS	5,000
TOTAL ASSETS	156,034

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable	1,165
Accrued expenses payable	5,766
Accrued salaries and wages payable	12,088
TOTAL LIABILITIES	19,019

STOCKHOLDERS' EQUITY

Common stock (1,000,000 shares authorized, 75,000 shares issued and outstanding)	75,000
Additional paid-in capital	275,000
Accumulated deficit	(212,985)
TOTAL STOCKHOLDERS' EQUITY	137,015
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 156,034

WILLIAM C. BURNSIDE & COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2018

REVENUE		
Commissions and fees	$	635,207
Interest Income		642
TOTAL REVENUE		635,849
EXPENSES		
Commissions		347,910
Compensation and related benefits		198,664
Clearing and execution charges		26,658
Occupancy		17,151
Professional fees, dues and subscriptions		22,834
Communications		6,470
Insurance		5,049
Other expenses		12,600
TOTAL EXPENSES		637,336
Net income before income taxes		(1,487)
Income taxes		-
NET INCOME	$	(1,487)

WILLIAM C. BURNSIDE & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2018

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
BALANCE AT THE BEGINNING OF THE YEAR	$ 75,000	$ 275,000	$ (211,498)	$ 138,502
Net Income (Loss)	-	-	(1,487)	(1,487)
Stockholders' distributions	-	-	-	-
BALANCE AT THE END OF THE YEAR	$ 75,000	$ 275,000	$ (212,985)	$ 137,015

WILLIAM C. BURNSIDE & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2018

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)	$	(1,487)
Adjustments to reconcile net income (Loss) to net cash provided by		
Operating activities:		
Unrealized loss of value of certificate of deposit		
(Increase) decrease in operating assets:		
Commissions Receivable		
Prepaid expenses		39
Increase (decrease) in operating liabilities:		
Accounts payable		254
Accrued expenses payable		78
Accrued salaries and wages payable		(13,583)
Net Cash Provided by (Used in) Operating Activities		(14,699)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of certificate of deposit	(129,898)
Proceeds from sale of securities	90,000
Net Cash Provided by (Used in) Investing Activities	(39,898)

NET DECREASE IN CASH		(54,597)
CASH AT BEGINNING OF YEAR		109,170
CASH AT END OF YEAR	$	54,573

WILLIAM C. BURNSIDE & COMPANY, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR JUNE 30, 2018

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. <u>Nature of Operations</u>— William C. Burnside & Company, Inc. (the Firm) was incorporated in the state of Illinois on September 30, 1976. The firm is registered with the Securities and Exchange Commission. The Firm's principal business activity is the sale of securities and doing business as a $50,000 broker-dealer. The Firm is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC).

b. <u>Basis of Accounting</u> -The firm maintains it financial records and reports on the accrual basis of accounting.

c. <u>Revenue Recognition</u> – The firm recognizes the records and commissions and other income on a trade-date basis. Revenue consists of commissions on transactions in exchange listed equity securities, commissions on listed option transactions and other securities commissions.

d. <u>Cash Equivalents</u>—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at June 30, 2018.

e. <u>Use of Estimates</u>—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

f. <u>Concentrations of Credit Risk</u>—The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may exceed FDIC insured limits. The Firm did not have accounts in excess of insured limits at June 30, 2018.

g. <u>Accounts Receivable</u>— Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

h. <u>Advertising</u>—The Firm's advertising costs are expensed as incurred. There were advertising costs of $4,312 incurred during the year.

i. <u>Marketable Securities</u>—The Firm reports its marketable securities as trading securities and are recorded at fair value. Fair value is determined by closing market price at June 30 which falls in the Level 1 hierarchy level as described in SFAS 157 *Fair Value Measurements*. Realized and unrealized gains and losses are recorded in current earnings.

j. Operating Leases—The Firm leases various office equipment through operating leases on a month to month basis. No future minimum payments are required.

NOTE 2: ACCOUNT RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. At June 30, 2018, there were no commissions receivable.

The payable to brokers are commissions due to the brokers. At June 30, 2018, there were no commissions payable.

NOTE 3: EXEMPTION UNDER RULE 15c3-3

The Firm claims exemption under Rule 15c3-3 in accordance with the provision of paragraph (k) (2) (i) "Special Account for the Exclusive Benefits of customers maintained", and paragraph (k) (2) (ii) "All customer transaction are cleared through another broker-dealer on a fully disclosed basis". During the year ended June 30, 2018 there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 4: INCOME TAXES

The Firm is a C Corporation for tax purposes. The Firm records its federal and state income tax liabilities and expenses in accordance with Financial accounting Standards Board Statement #9. Deferred amounts are recorded for any material temporary differences between tax and financial reporting methods.

Accounting principles generally accepted in the United State of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for 2018.

The firm's federal and state income tax returns for 2014 through 2018 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 6: FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement." SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. In February 2008, the FASB released FASB Staff Position (FSP) 157-2, "Effective Date of FASB Statement No. 157," which delayed the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Firm adopted SFAS No. 157 for financial assets and liabilities during the year ended June 30, 2009.

SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy required that the Firm maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair values are as follows:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.

- Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices or similar assets and liabilities in active markets, similar assets and liabilities in markets that are not active or can be corroborated by observable market data.

- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flows methodologies and similar techniques that use significant unobservable inputs.

As of June 30, 2018, the Firm held certain financial assets that are required to be measured at fair value on a recurring basis. The following are the assets and the fair value hierarchy used to determine their fair value.

	Level 1: Quoted Prices in Active Markets for Identical Assets	Total Fair Value at June 30, 2018
Certificate of deposit with clearing organization	$ 89,875	$ 89,875

NOTE 7: COMMITMENTS AND CONTINGENCIES

On January 25, 2002, the Firm entered into an agreement with the former Southwest Securities, Inc. now Hilltop Securities (HTS) whereby HTS, Inc. will execute and clear securities transactions for the Firm on a fully disclosed basis. The original term of the agreement was for one year and is automatically renewable until written notice of termination is given 30 days prior to termination date. Under the terms of the agreement, the Firm is prohibited from entering into a similar agreement with another broker/dealer without prior approval from HTS. The Firm has deposited $10,000 with HTS to assure the Firm's performance under the agreement. This amount is included in "Cash with clearing organization" on the statement of financial condition.

NOTE 8:   Office Lease

The Firm operates in a building owned by an affiliated entity. Lease expense for the year ended June 30, 2018 was $12,000.

NOTE 9: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $50,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At June 30, 2018, net capital as defined by the rules, equaled $124,936. The ratio of aggregate indebtedness to net capital was 15.22%. Net capital in excess of the minimum required was $74,936.

NOTE 10: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling items between the June 30, 2018 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

NOTE 11: POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Rules 15c3-3 (k) (2) (i) and (k) (2) (ii).

NOTE 12: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended June 30, 2018. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 13: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered accounting firm was available to be issued.

WILLIAM C. BURNSIDE & COMPANY, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
AS OF JUNE 30, 2018

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	137,015
less nonallowable assets from Statement of Financial Condition		(11,587)
Net capital before haircuts on securities positions		125,428
Haircuts on securities		(492)
Net Capital	$	124,936
Aggregate Indebtedness	$	19,019
Net capital required based on aggregate indebtedness (6-2/3%)		1,269

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum dollar net capital requirement of reporting broker or dealer		50,000
Excess Net Capital	$	74,936

COMPUTATION OF AGGREGATE REQUIREMENTS

(A) - 10% of total aggreate indebteness		1,902
(B) - 120% of minimum net capital requirement		60,000
Net Capital less the greater of (A) or (B)	$	64,936
Percentage of Aggregate Indebtedness to Net Capital		15.22%

**THOMAS FAUST, CPA
174 COLDBROOK CT.
LAFAYETTE, INDIANA 47909**
765-427-4534

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING
AGREED-UPON PROCEDURES**

The Board of Directors
William C. Burnside & Company, Inc.
Danville, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with SIPC Series 600 Rules, I have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2018, which were agreed to by William C. Burnside & Company, Inc. and SIPC, Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating William C. Burnside & Company, Inc.'s compliance with the applicable instructions of Form SIPC-7. William C. Burnside & Company, Inc.'s management is responsible for William C. Burnside & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended June 30, 2018 with the amounts reported in Form SIPC-7 for the year ended June 30, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Thomas Faust, CPA
Lafayette, Indiana
July 23, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
William C. Burnside & Company, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which William C. Burnside & Company, Inc., identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (2) (i) and (2) (ii), and William C. Burnside & Company, Inc. stated that William C. Burnside & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception William C. Burnside & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) and (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA
Lafayette, Indiana
July 23, 2018

WILLIAM C. BURNSIDE & COMPANY, INC.

Member: FINRA/SIPC   111 N. VERMILION • P.O. BOX 507 • DANVILLE, IL 61834-0507 • (217) 443-3310

Exemption Statement
pursuant to SEA rule 17a-5(d)(4)
with regard to SEA rule 15c-3-3(k)

William C. Burnside and Company, Inc. (CRD 6400 and SEC file 8-21242) is a $50,000 minimum net capital non carrying, non clearing broker/dealer and is exempt from reserve requirements, with exemptions, pursuant to rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii) authorized and approved in its membership contract with FINRA.

Exception Report
pursuant to SEA rule 15c3-3(k)
regarding paragraph (d)(4)(iii)

It is to the best knowledge and belief that William C. Burnside and Company, Inc. has met the exemption provisions of SEA rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii) throughout the past fiscal year ending June 30, 2018 without exception.

Bruce R. Lindahl

Bruce R. Lindahl
President